UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Petroterra Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

71676F100

(CUSIP Number)

John Barton

2355 Westwood Blvd., Apt. 257

Los Angeles, CA 90064

(970) 683-5415

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71676F100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Barton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (See Item 3 of this Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
British Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
65,568,000

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
65,568,000

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
65,568,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
52.02%. The percentage is calculated using 126,048,000 outstanding shares of the Issuer’s Common Stock as of September 30, 2013

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Petroterra Corp., whose principal executive office is located at 607  28 1/4 Road, Suite 115, Grand Junction, CO  81506 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is John Barton (the “Reporting Person”).

(b) The business address of the Reporting Person is 2355 Westwood Blvd., Apt. 257, Los Angeles, CA 90064.

(c) The Reporting Person is the Chief Executive Officer and Director of the Issuer.

(d) No.

(e) No.

(f) British Citizenship

Item 3. Source and Amount of Funds or Other Consideration.

On October 2, 2013 pursuant to a Share Purchase Agreement, dated as of October 2, 2013 (the “Purchase Agreement”) entered into by Ms. Larysa Dekhtyaruk (the “Seller”) and Mr. John Barton (the “Purchaser”), providing for the purchase by the Purchaser from the Seller of 45,568,000 shares of Common Stock, par value $.001 (the “Common Stock”), representing 43.0% of the issued and outstanding shares of the Company for a purchase price of $5,000.00.

Additionally, the sole director of the Company determined that it was in the best interest of the Company to settle a portion of an outstanding loan from Mr. Barton to the Company. In exchange for the settlement of $20,000.00 of the outstanding debt, the Company issued Mr. Barton 20,000,000 shares of Common Stock.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns or has the right to acquire up to 65,568,000 shares of Common Stock, representing 52.02% of the outstanding shares of Common Stock of the Issuer (based upon 126,048,000 shares of Common Stock issued and outstanding as of September 30, 2013).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 65,568,000 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired 45,568,000 of Common Stock pursuant to a Share Purchase Agreement, dated as of October 2, 2013 and acquired the remainder of his holdings from the Issuer from the settlement of a portion of outstanding debt.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer, as set forth below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2013

/s/ John Barton
John Barton